UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Room 213 to 215, Block 8

No. 1150 Luochuan Middle Road

Shanghai 200072, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

Zuoan Fashion Limited Announces
First Quarter 2012 Financial Results

~1Q12 Revenue Increased 32.3% to RMB279.9 million from RMB211.5 million in 1Q11~
~ 1Q12 Net Income Increased 40.9% to RMB67.4 million from RMB47.8 million in 1Q11~
~ 1Q12 Weighted Average Basic Earnings Per Share and ADS Increased 20.9% from 1Q11 ~
~ 1Q12 Weighted Average Diluted Earnings Per Share and ADS Increased 24.0% from 1Q11 ~

Shanghai, China, June 4, 2012 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the first quarter ended March 31, 2012.

James Hong, Founder, Chairman of the Board and Chief Executive Officer, commented, “We are very pleased that 2012 is off to a good start and believe we remain well-positioned to deliver on our strategic and financial objectives this year. Our solid first quarter performance reflects our ability to further penetrate China’s domestic market for fashion casual menswear.  First quarter revenue was within our forecasted range and net income exceeded our estimates.

We believe our marketing efforts over the past year have led to increased brand recognition and greater customer demand.  Much of this success stems from our international initiatives which include our active participation in several international trade shows and our collaborations with Paris-based Nelly Rodi, and Japan fashion designer, Mr. Okada Hiroyuki, which together have culminated in a more fashionable and complete collection with greater variety and style.  The sequential growth of our business in terms of our total store count and sales volumes reflects our ability to increasingly strengthen our brand equity among local customers and efficiently execute of our network expansion plan, with a total of 1,295 store locations at the end of March 31, 2012.

Looking ahead, we will continue to fortify our position in China’s fashion casual menswear market by executing our development strategy and expanding our geographic presence. We have a very strong balance sheet including a record level of cash, minimal debt and a much lower trade receivables position compared to last quarter. While we remain cautious due to a softening retail environment impacted by the global economic slowdown, we remain positive on our longer-term sales and profit growth opportunities.”

First Quarter 2012 Financial Performance

Revenue for the first quarter was RMB279.9 million ($44.5 million), a 32.3% increase from RMB211.5 million ($33.6 million) in the same period last year.  The increase in revenue was driven by both distributor and direct store sales volume.  First quarter distributor sales increased 23.1% to RMB260.4 million compared to RMB211.5 million in the first quarter of 2011. First quarter 2012 self-operated direct store and flagship store sales were RMB 19.6 million in the first quarter 2012. A net total of 26 distributor and sub-distributor stores were opened and one Company self-operated flagship store was closed in the first quarter of 2012, resulting in a total of 1,295 store locations at the end of March 31, 2012 compared to 1,270 store locations at the end of 2011.

Cost of sales increased 20.5% to RMB148.8 million ($23.6 million) in the first quarter of 2012 from RMB123.6 million ($19.6 million) in the same quarter of 2011, primarily as a result of the increase in sales volume. As a percentage of revenues, cost of sales decreased to 53.2% in the first quarter of 2012 from 58.4% in the first quarter of 2011.

Gross profit in the first quarter increased 49.1% year over year to RMB131.1 million ($20.8 million) from RMB88.0 million ($14.0 million) in the same period of 2011.  First quarter 2012 gross profit margin was 46.8% compared to 41.6% in the same period last year.  First quarter 2012 gross margin increased primarily due to the increase of wholesale price to distributors from 35% to 38% since the third quarter 2011 and the higher margin contributed by sales of the Company’s self-operated direct stores and flagship stores. Gross margin at the Company’s self-operated direct stores was 59.9% and 70.8% at its flagship store, respectively.   Combined gross margin at Company self-operated locations was 70.1%.

Selling and distribution expenses in the first quarter were RMB28.5 million ($4.5 million), or 10.2% of revenue, compared to RMB10.4 million ($1.6 million), or 4.9% of revenue in the same period last year.  This percentage increase was primarily due to the increase in store expansion related rental charges and direct store expenses, advertising and promotion expenses, and costs of renovation and fittings of distributors’ new and existing stores.

Administrative expenses in the first quarter were RMB11.6 million ($1.8 million), or 4.1% of revenue, compared to RMB11.8 million ($1.9 million), 5.6% of revenue in the same period last year. This percentage decrease was primarily a result of the decrease in equity-settled employee benefit costs and higher legal and professional fees incurred in first quarter of 2011 after the Company’s initial public offering.

Effective tax rate in the first quarter increased to 25.6% compared to 26.7% in the prior year period.

Net income for the first quarter increased 40.9% to RMB67.4 million ($10.7 million) from RMB47.8 million ($7.6 million) in the same period last year.  First quarter net income as a percentage of revenue was 24.1% compared to 22.6% in the prior year period.

Diluted earnings per ordinary share was RMB0.61 ($0.10) in the first quarter of 2012, equivalent to RMB2.42 ($0.38) per ADS, compared to diluted earnings per ordinary share RMB0.49 ($0.08) in the first quarter of 2011, equivalent to RMB1.95 ($0.31) per ADS. The Company’s diluted number of shares outstanding increased 13.6% to 111.3 million in the first quarter ended March 31, 2012 compared to 97.9 million in the 2011 first quarter period.

As of March 31, 2012, the Company had cash, cash equivalents of RMB936.7 million ($148.7 million), compared to RMB690.5 million ($109.6 million) as of December 31, 2011.  Net cash provided by operating activities was RMB257.1 million ($40.8 million) in the three months ended March 31, 2012, up 104.6% from RMB125.7 million ($20.0 million) in the three months ended March 31, 2011.

Outlet Type:	1Q2011	1Q2012
Direct Stores	0	3
Distributor and Sub-distributor Stores	1,123	1,237
Self-Operated Flagship Stores	0	22
Distributor-Operated Flagship Stores	0	33
Total:	1,123	1,295

First Quarter Initiative

In March, Zuoan commissioned an independent third party research company, Frost & Sullivan to conduct a comprehensive census count of Zuoan retail stores in order to confirm the accuracy of Zuoan’s advertised store count data as of December 31, 2011.

In the study, Frost & Sullivan confirmed the existence and operational activity of selected stores in the majority of Chinese provinces in which Zuoan stores operate. One hundred and twenty cities in 23 provinces were randomly chosen for this survey. Frost & Sullivan used the Stratified Random Sampling method, and then conducted phone interviews/on-site checks to confirm Zuoan’s store locations in each of the sampled cities. In each city, the number of stores checked was proportional to the distribution of Zuoan’s stores nationwide in China. With such methodology, the actual audited store counts could be projected to reflect the total number of Zuoan stores within a +/- 5.5% sampling error at 95% confidence level.   Frost & Sullivan began its fieldwork in March 2012 and completed the assignment in April 2012.

Mr. Hong, commented, “Improving our transparency remains a priority for Zuoan which is why we proactively engaged Frost & Sullivan to independently verify our retail store locations. We are pleased with their store verification results which helps confirm the accuracy of our retail store counts and instills greater trust in our business operations. We hold our public company listing status in very high regard to ensure our investors have the utmost confidence and understanding of our business.”

Financial Outlook

For the second quarter of 2012, the Company currently anticipates revenue in the range of RMB290-RMB300 million ($46.1-$47.6 million), gross margin of approximately 45-47%, net income of approximately RMB61.7-RMB64.0 million ($9.8 -$10.2 million) and basic and fully diluted EPS of approximately RMB0.55 ($0.09) - RMB0.58 ($0.09).  The Company expects to have approximately 111.3 million number of shares (27.8 million ADSs) outstanding during the quarter ending June 30, 2012.

Zuoan expects to open approximately 25 self-operated flagship stores in the full year 2012.  Approximately 175 new retail stores and 25 flagship stores are expected to be opened by distributors and sub-distributors in of the full year 2012.

Conference Call Information

Zuoan’s management will host an earnings conference call on June 5, 2012 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing # 1-913-312-0971.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through June 12, 2012.  Listeners may access the replay by dialing #1-858-384-5517, access code: 3975214.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2975 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2012.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 29 of China’s 32 provinces and municipalities.  As of March 31, 2012, Zuoan had 1,295 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months period ended March 31
	2011	2012	2012
(in thousands)	RMB	RMB	US$
Revenues	211,525	279,947	44,454
Cost of sales	(123,563)	(148,833)	(23,634)
Gross profit	87,962	131,114	20,820
Other income	398	862	137
Selling and distribution expenses	(10,361)	(28,478)	(4,522)
Administrative expenses	(11,809)	(11,571)	(1,837)
Finance costs	(945)	(1,380)	(219)
Profit before taxation	65,245	90,547	14,378
Income tax expense	(17,423)	(23,159)	(3,677)
Profit after taxation	47,822	67,388	10,701

Other comprehensive loss: Foreign exchange difference arising from translation of foreign currency financial statements	(490)	(710)	(113)
Total comprehensive income for the period	47,332	66,678	10,588

Earnings per share (RMB):
Basic earnings per share	0.50	0.61	0.10
Diluted earnings per share	0.49	0.61	0.10

Weighted average basic no. of shares (‘000)	95,487	111,276
Weighted average diluted no. of shares (‘000)	97,915	111,276

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of March 31
(in thousands)	2011	2012	2012
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	17,511	19,418	3,083

Current assets
Inventories	26,082	38,137	6,056
Trade and other receivables	446,897	259,521	41,210
Prepayments	223	100	16
Fixed deposits – pledged	1,670	8,801	1,398
Cash and cash equivalents	690,457	936,735	148,747
	1,165,329	1,243,294	197,427
Total assets	1,182,840	1,262,712	200,510

EQUITY AND LIABILITIES

Share capital	185	185	29
Share premium	426,165	426,165	67,672
Reserves	47,743	47,494	7,542
Retained profits	538,711	606,099	96,245
Total equity	1,012,804	1,079,943	171,488

LIABILITIES

Current liabilities
Trade and other payables	70,760	90,867	14,429
Interest-bearing bank borrowings	74,950	68,350	10,854
Current income tax payable	24,326	23,552	3,740
Total liabilities	170,036	182,769	29,022
Total equity and liabilities	1,182,840	1,262,712	200,510

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Three months ended March 31
	2011	2012	2012
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	65,245	90,547	14,378
Adjustments for :
Depreciation of property, plant and equipment	210	1,835	291
Loss on disposal of property, plant and equipment	-	655	104
Equity-settled employee benefit costs	1,221	461	73
Interest expenses on bank borrowings	945	1,380	219
Interest income	(398)	(862)	(137)

Operating profit before working capital changes	67,223	94,016	14,929
Increase in inventories	(19,121)	(12,055)	(1,914)
Decrease in trade and other receivables	88,257	187,376	29,754
Decrease in prepayments	6,270	123	20
Increase in fixed deposits pledged	(304)	(7,131)	(1,132)
Increase in trade and other payables	3,725	20,107	3,193
Cash generated from operations	146,050	282,436	44,849
Interest paid	(945)	(1,380)	(219)
Income tax paid	(19,431)	(23,933)	(3,800)
Net cash generated from operating activities	125,674	257,123	40,829

Cash flows from investing activities
Acquisition of property, plant and equipment	(7)	(4,397)	(698)
Interest received	398	862	137
Net cash generated from/(used in) investing activities	391	(3,535)	(561)

Cash flows from financing activities
Bank loans obtained	2,150	5,300	842
Repayment of bank loans	(5,100)	(11,900)	(1,890)
Issuance of ordinary shares	40	-	-
Net IPO proceeds	243,381	-	-
Net cash generated from/(used in) financing activities	240,471	(6,600)	(1,048)

Net increase in cash and cash equivalents	366,536	246,988	39,220
Exchange difference	-	(710)	(113)
Cash and cash equivalents at beginning of the period	367,731	690,457	109,640
Cash and cash equivalents at end of the period	734,267	936,735	148,747

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: June 4, 2012	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer